UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PHASEBIO PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717224109

(CUSIP Number)

Clay B. Thorp

Hatteras Venture Partners

280 S. Mangum Street, Suite 350

Durham, North Carolina 27701

(919) 484-0730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717224109	13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON: Hatteras Venture Advisors III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,220,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,220,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%*
14	TYPE OF REPORTING PERSON OO

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON: Hatteras Venture Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,756,251
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,756,251
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,756,251
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON PN

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON: Hatteras Venture Affiliates III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 157,224
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 157,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON PN

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON: Venture Capital Multiplier Fund, LP, Series B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 266,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 266,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,481
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14	TYPE OF REPORTING PERSON PN

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON: Catalysta Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,536
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,536
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON OO

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON: Hatteras Venture Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,690
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,690
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON PN

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON: John Crumpler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,277,912
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,277,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,277,912
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%*
14	TYPE OF REPORTING PERSON IN

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON: Robert A. Ingram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,220,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,220,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%*
14	TYPE OF REPORTING PERSON IN

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON: Kenneth B. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,220,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,220,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%*
14	TYPE OF REPORTING PERSON IN

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON: Douglas Reed
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,220,376
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,220,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,220,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%*
14	TYPE OF REPORTING PERSON IN

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 12 of 19 Pages

1	NAME OF REPORTING PERSON: Clay B. Thorp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,799
	8	SHARED VOTING POWER 2,277,912
	9	SOLE DISPOSITIVE POWER 11,799
	10	SHARED DISPOSITIVE POWER 2,277,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,289,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%*
14	TYPE OF REPORTING PERSON IN

*This percentage is calculated based upon 23,803,789 shares outstanding upon the closing of the IPO (as defined herein), as set forth in the Issuer’s final prospectus dated October 17, 2018, filed with the Securities and Exchange Commission on October 19, 2018.

CUSIP No. 717224109	13D	Page 13 of 19 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of PhaseBio Pharmaceuticals, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1 Great Valley Parkway, Suite 30, Malvern, Pennsylvania 19355.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the following persons pursuant to Rule 13d-1 of Regulation D-G under the Act:

Hatteras Venture Advisors III, LLC (“HVA III”)

Hatteras Venture Partners III, LP (“HVP III”)

Hatteras Venture Affiliates III, LP (“HV Affiliates”)

Venture Capital Multiplier Fund, LP, Series B (“Multiplier Fund”)

Catalysta Ventures, LLC (“Catalysta”)

Hatteras Venture Partners I, LP (“HVP I”)

John Crumpler

Robert A. Ingram

Kenneth B. Lee

Douglas Reed

Clay B. Thorp

(collectively, the “Reporting Persons”)

(b)	The Reporting Persons’ business address is 280 S. Mangum Street, Suite 350 Durham, North Carolina 27701.

(c)	The principal business of HVA III, HVP III, HV Affiliates, Multiplier Fund, Catalysta and HVP I is investments.

Catalysta is under common control with HVA III. Catalysta is the general partner of HVP I. The securities held directly by HVP I are indirectly held by Catalysta, which may be deemed to share voting and dispositive power with regard to the securities directly held by HVP I. The individual managers of Catalysta are Clay B. Thorp and John Crumpler, who may be deemed to share voting and dispositive power with regard to the securities held directly by Catalysta and HVP I.

HVA III is the general partner of HVP III, HV Affiliates and Multiplier Fund. The securities held directly by HVP III, HV Affiliates and Multiplier Fund are indirectly held by HVA III. The individual managers of HVA III are Clay B. Thorp, Robert A. Ingram, Kenneth B. Lee, Douglas Reed, MD and John Crumpler (the “GP Directors”). HVA III and the GP Directors may be deemed to share voting and dispositive power with regard to the securities directly held by HVP III, HV Affiliates and Multiplier Fund.

(d) – (e)

During the last five years, the Reporting Persons: (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

HVA III and Catalysta are limited liability companies organized under the laws of the State of Delaware. HVP III, HV Affiliates, Multiplier Fund and HVP I are limited partnerships organized under the laws of the State of Delaware. John Crumpler, Robert A. Ingram, Kenneth B. Lee, Douglas Reed and Clay B. Thorp are citizens of the United States.

CUSIP No. 717224109	13D	Page 14 of 19 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Schedule 13D as a result of the purchase of an aggregate of 300,000 shares of Common Stock in the Issuer’s initial public offering, which closed on October 22, 2018 (the “IPO”), for an aggregate purchase price of $1,500,000. In connection with the IPO, all outstanding shares of the Issuer’s redeemable convertible preferred stock (the “Preferred Stock”) converted into shares of Common Stock on a one-for-one basis, resulting in the receipt by the Reporting Persons of an aggregate of 2,158,049 additional shares of Common Stock. The shares were purchased on behalf of the Reporting Persons using their investment capital or funds under management. All share numbers reported herein give effect to a 11.0634-for-1 reverse stock split of the Common Stock and Preferred Stock effected on October 4, 2018.

Item 4. Purpose of Transaction.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Clay B. Thorp has served on the board of directors of the Issuer since 2002 and as its chairman since November 2015. As a director and chairman of the Issuer, Mr. Thorp may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons.

Securities beneficially owned by HVA III, HVP III, John Crumpler, Robert A. Ingram, Kenneth B. Lee, Douglas Reed and Clay B. Thorp include 7,909 shares of Common Stock issuable upon the exercise of warrants held directly by HVP III. Securities beneficially owned by HVA III, HV Affiliates, John Crumpler, Robert A. Ingram, Kenneth B. Lee, Douglas Reed and Clay B. Thorp include 718 shares of Common Stock issuable upon the exercise of warrants held directly by HV Affiliates.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Reference is made to the discussion in Item 3. Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the last 60 days.

(d)	Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 717224109	13D	Page 15 of 19 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

HVP III, HV Affiliates, Multiplier Fund, HVP I, Clay B. Thorp and certain holders of the Common Stock entered into the Fourth Amended and Restated Investor Rights Agreement with the Issuer on August 27, 2018 (the “Investor Rights Agreement”). Capitalized terms used herein and not defined have the meanings as defined in the Investor Rights Agreement. Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning April 17, 2019, the holders of at least 60% of the Registrable Securities then outstanding have the right to make a demand that the Issuer file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering Registrable Securities then outstanding, subject to specified exceptions.

Piggyback Registration Rights

If the Issuer registers any securities for public sale, the holders of the Registrable Securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement.

The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of securities included in such registration.

Registration on Form S-3

If the Issuer is eligible to file a registration statement on Form S-3, the holders of Registrable Securities have the right to demand that the Issuer file registration statements on Form S-3; provided, that the aggregate price to the public of the securities to be sold under the registration statement is at least $2.5 million. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

The Issuer will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than stock transfer taxes or underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights will terminate upon the earlier of a liquidation event or a written agreement between the Issuer and holders of at least 60% of the outstanding Registrable Securities. The registration rights will terminate with respect to any particular stockholder when such stockholder (a) is able to sell all of its shares pursuant to Rule 144 under the Securities Act or (b) holds one percent or less of the Common Stock and such stockholder is able to sell all Registrable Securities during a 90-day period pursuant to Rule 144 under the Securities Act.

The foregoing description of the terms of the Investor Rights Agreement is not complete and is qualified in its entirety by reference to the text of the Investor Rights Agreement, which is referenced as Exhibit 7.03, and incorporated herein by reference.

Lock-up Agreement

In connection with the IPO, the Issuer and all directors (including Clay B. Thorp) and officers and the holders of substantially all of the outstanding shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock outstanding upon the completion of the IPO (including the Reporting Persons) have agreed, subject to certain exceptions, with the underwriters for the IPO not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any shares of Common Stock or any options to purchase shares of our Common Stock, or any securities convertible into or exchangeable for shares of Common Stock during the period continuing through April 15, 2019, except with the prior written consent of Citigroup Global Markets Inc. and Cowen and Company, LLC.

CUSIP No. 717224109	13D	Page 16 of 19 Pages

The foregoing description of the terms of the lock-up agreement is not complete and is qualified in its entirety by reference to the text of the form of lock-up agreement, which is referenced as Exhibit 7.04, and incorporated herein by reference.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 717224109	13D	Page 17 of 19 Pages

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT INDEX

Exhibit	Description

7.01	Joint Filing Agreement.

7.02	Power of Attorney.

7.03	Fourth Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated August 27, 2018 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1, filed on September 21, 2018).

7.04	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, filed on October 5, 2018).

CUSIP No. 717224109	13D	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2018

HATTERAS VENTURE ADVISORS III, LLC

By:	/s/ Clay B. Thorp
Name:	Clay B. Thorp
Title:	Manager

HATTERAS VENTURE PARTNERS III, LP

By:	Hatteras Venture Advisors III, LLC, its general partner

By:	/s/ Clay B. Thorp
Name:	Clay B. Thorp
Title:	Manager

HATTERAS VENTURE AFFILIATES III, LP

By:	Hatteras Venture Advisors III, LLC, its general partner

By:	/s/ Clay B. Thorp
Name:	Clay B. Thorp
Title:	Manager

VENTURE CAPITAL MULTIPLIER FUND, LP, SERIES B

By:	Hatteras Venture Advisors III, LLC, its general partner

By:	/s/ Clay B. Thorp
Name:	Clay B. Thorp
Title:	Manager

CATALYSTA VENTURES, LLC

By:	/s/ Clay B. Thorp
Name:	Clay B. Thorp
Title:	Manager

HATTERAS VENTURE PARTNERS I, LP

By:	Catalysta Ventures, LLC

By:	/s/ Clay B. Thorp
Name:	Clay B. Thorp
Title:	Manager

*
John Crumpler

CUSIP No. 717224109	13D	Page 19 of 19 Pages

*
Robert A. Ingram

*
Kenneth B. Lee

*
Douglas Reed

/s/ Clay B. Thorp
Clay B. Thorp

By:	/s/ Clay B. Thorp
Clay B. Thorp, as Attorney-in-Fact